Exhibit 99.3

NICE Participates in Sixth NENA Industry Collaboration Event
Focusing on End-to-End NG9-1-1 Interoperability

9-1-1 Industry Experts Come Together to Test Next Generation 9-1-1 Systems and Services

Paramus, New Jersey – December 8, 2014 – NICE Systems (NASDAQ: NICE) today announced that it participated in the National Emergency Number Association’s (NENA’s) ICE 6 Industry Collaboration Event, a forum that promotes progress towards Next Generation 9-1-1 (NG9-1-1). During ICE6, NICE was able to demonstrate interoperability of its NG9-1-1 solutions for capturing and managing multimedia, including audio, SMS and video, in a NENA i3 environment.

Beginning November 9 in Wheaton, Illinois, Next Generation 9-1-1 (NG9-1-1) experts and vendors participated in the latest in a series of Industry Collaboration Events (ICE) hosted by NENA: The 9-1-1 Association. The interactive event focused on the testing of end-to-end NG9-1-1 system functionality, interaction between vendor elements, and interoperability.

In order to ensure the introduction of NG9-1-1 goes smoothly, it is imperative that vendors work together. Through the ICE program, NENA provides these stakeholders with a venue for collaboration that can facilitate the building of reliable, secure, interoperable networks and NG9-1-1 services.

“I am thrilled to see so many of our 9-1-1 industry partners working together at this event for the benefit of public safety,” said NENA President Christy Williams, ENP. “I appreciate the time, talent, and energy committed by all for this important endeavor.”

“With the new multimedia capabilities that were trialed at the event, public safety communications is on the threshold of exciting changes,” said John Rennie, General Manager, Public Safety Global Business Unit, NICE. “NICE is thrilled to be a part of these events which foster industry collaboration and continued progress toward Next Generation 9-1-1. This is the sixth NENA Industry Collaboration Event that NICE has participated in as a NENA NG9-1-1 Partner.”

“It has been exciting to watch successful end-to-end NG9-1-1 system testing,” Williams continued. “We thank the Illinois Institute of Technology for hosting this critical event and INdigital Telecom for assisting in establishing the network connectivity between participants.”

Additional ICE program details are available at www.nena.org/ice.

About NENA: The 9-1-1 Association
The National Emergency Number Association (NENA) serves its members and the greater public safety community as the only professional organization solely focused on 9-1-1 policy, technology, operations, and education issues. The association works with public policy leaders; emergency services and telecommunications industry partners; like-minded public safety associations; and other stakeholder groups to develop and carry out critical programs and initiatives to improve 9-1-1; to facilitate the creation of an IP-based Next Generation 9-1-1 system; and to establish industry leading standards, training, and certifications. Find out more at www.nena.org.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rennie, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.